EXHIBIT 12

CASCADE NATURAL GAS CORPORATION

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

AND PREFERRED DIVIDEND REQUIREMENTS

	Twelve Months Ended
	31-Mar-07	30-Sep-06	30-Sep-05	30-Sep-04	30-Sep-03	30-Sep-02
	(dollars in thousands)
Fixed charges, as defined:
Interest expense	$12,190	$11,951	$11,744	$12,375	$12,363	$12,384
Amortization of debt issuance expense	392	396	372	618	696	652

Total fixed charges	$12,582	$12,347	$12,116	$12,993	$13,059	$13,036

Earnings, as defined:
Net income	$12,619	$12,489	$9,247	$13,302	$8,720	$10,458
Add (deduct):
Income taxes	9,258	8,755	5,632	7,559	5,117	6,085
Fixed charges	12,582	12,347	12,116	12,993	13,059	13,036

Total earnings	$34,459	$33,591	$26,995	$33,854	$26,896	$29,579
Ratio of earnings to fixed charges	2.74	2.72	2.23	2.61	2.06	2.27